# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Attovia Therapeutics, Inc., CIK 0002058707
CUSIP: 04987L102
Title of class of securities: Common stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1091 INDUSTRIAL ROAD, SAN CARLOS, California (CA), 94070
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0000886982

## Reporting persons
- GOLDMAN SACHS GROUP INC: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,041,575; sole dispositive power 0; shared dispositive power 3,041,575; aggregate amount beneficially owned 3,041,575 (6.7% of the class)
- GOLDMAN SACHS & CO. LLC: type of reporting person: broker-dealer (BD), other (OO), investment adviser (IA); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 3,041,575; sole dispositive power 0; shared dispositive power 3,041,575; aggregate amount beneficially owned 3,041,575 (6.7% of the class)
- WSLS EMP OFFSHORE INVESTMENTS, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 216,806; sole dispositive power 0; shared dispositive power 216,806; aggregate amount beneficially owned 216,806 (0.5% of the class)
- WSLS EMP ONSHORE INVESTMENTS, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 574,750; sole dispositive power 0; shared dispositive power 574,750; aggregate amount beneficially owned 574,750 (1.3% of the class)
- WSLS OFFSHORE INVESTMENTS, SLP: type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); sole voting power 0; shared voting power 770,801; sole dispositive power 0; shared dispositive power 770,801; aggregate amount beneficially owned 770,801 (1.7% of the class)
- WEST STREET LIFE SCIENCES I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 808,520; sole dispositive power 0; shared dispositive power 808,520; aggregate amount beneficially owned 808,520 (1.8% of the class)
- BROAD STREET PRINCIPAL INVESTMENTS, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 564,755; sole dispositive power 0; shared dispositive power 564,755; aggregate amount beneficially owned 564,755 (1.2% of the class)

## Item 1. Issuer
Name of issuer: Attovia Therapeutics, Inc.
Address of issuer's principal executive offices: 1091 INDUSTRIAL ROAD, SAN CARLOS, CALIFORNIA, 94070.

## Item 2. Person Filing
Name of person filing:
THE GOLDMAN SACHS GROUP, INC.
GOLDMAN SACHS & CO. LLC
WSLS EMP OFFSHORE INVESTMENTS, L.P.
WSLS EMP ONSHORE INVESTMENTS, L.P.
WSLS OFFSHORE INVESTMENTS, SLP
WEST STREET LIFE SCIENCES I, L.P.
BROAD STREET PRINCIPAL INVESTMENTS, L.L.C.
Address of principal business office or, if none, residence:
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282

Goldman Sachs & Co. LLC
200 West Street
New York, NY 10282

WSLS EMP OFFSHORE INVESTMENTS, L.P.
200 West Street
New York, NY 10282

WSLS EMP ONSHORE INVESTMENTS, L.P
200 West Street
New York, NY 10282

WSLS OFFSHORE INVESTMENTS, SLP
200 West Street
New York, NY 10282

WEST STREET LIFE SCIENCES I, L.P.
200 West Street
New York, NY 10282

BROAD STREET PRINCIPAL INVESTMENTS, L.L.C.
200 West Street
New York, NY 10282
Citizenship:
THE GOLDMAN SACHS GROUP, INC. - Delaware
GOLDMAN SACHS & CO. LLC - New York
WSLS EMP OFFSHORE INVESTMENTS, L.P. - Cayman Islands
WSLS EMP ONSHORE INVESTMENTS, L.P. - Delaware
WSLS OFFSHORE INVESTMENTS, SLP - Luxembourg
WEST STREET LIFE SCIENCES I, L.P. - Delaware
BROAD STREET PRINCIPAL INVESTMENTS, L.L.C. - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).
Percent of class: See the response(s)to Item 11 on the attached cover page(s).
Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).
Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).
Sole power to dispose or to direct the disposition: See the response(s) to Item 7 on the attached cover page(s).
Shared power to dispose or to direct the disposition: See the response(s) to Item 8 on the attached cover page(s).

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Clients of the Reporting Person(s) have or may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their accounts. Clients known to have such right or power with respect to more than 5% of the class of securities to which this report relates are: NONE

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit (99.2)

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- GOLDMAN SACHS GROUP INC: AMEEN SOETAN, VICEPRESIDENT (11/13/2026)
- GOLDMAN SACHS & CO. LLC: AMEEN SOETAN, VICEPRESIDENT (11/13/2026)
- WSLS EMP OFFSHORE INVESTMENTS, L.P.: AMEEN SOETAN, VICEPRESIDENT (11/13/2026)
- WSLS EMP ONSHORE INVESTMENTS, L.P.: AMEEN SOETAN, VICEPRESIDENT (11/13/2026)
- WSLS OFFSHORE INVESTMENTS, SLP: AMEEN SOETAN, VICEPRESIDENT (11/13/2026)
- WEST STREET LIFE SCIENCES I, L.P.: AMEEN SOETAN, VICEPRESIDENT (11/13/2026)
- BROAD STREET PRINCIPAL INVESTMENTS, L.L.C.: AMEEN SOETAN, VICEPRESIDENT (11/13/2026)